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07003267

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SEC FILE NUMBER
8-65393

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lane, Berry & Co. International, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 High Street, Suite 2500
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Albertelli (617)624-7060
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *of individual, state last, first, middle name*)

226 Causeway Street (Address) Boston (City) MA (State) 02114 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TH OR AFFIRMATION

Christine Albertelli, swear (or affirm) that, to the best y knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Lane, Berry & Co. International, LLC, as of ecember 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a omer, except as follows:

DAVID E. MURPHY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
January 31, 2008

Signature

Chief Financial Officer
Title

David E Murphy
Notary Public

his report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Report of Independent Certified Public Accountants

Managing Member
Lane, Berry & Co. International, LLC

We have audited the accompanying statement of financial condition of Lane, Berry & Co. International, LLC (the "Company"), a wholly-owned subsidiary of Lane Berry Holdings, LLC, as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lane, Berry & Co. International, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Boston, Massachusetts
February 28, 2007

Lane, Berry & Co. International, LLC
(A wholly owned subsidiary of Lane Berry Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2006
(Dollars in thousands, except for Schedule I)

ASSETS

Cash	$2,695
Accounts receivable, net	182
Due from parent	17
Prepaid expenses and deposits	73
Securities owned, not readily marketable, at estimated fair value	450
Property and equipment, net	4,191
Total assets	$7,608

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 115
Accrued expenses	273
Total liabilities	388
Member's equity	7,220
Total liabilities and member's equity	$7,608

The accompanying notes are an integral part of the statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2006
(Dollars in thousands, except for Schedule I)

NOTE A - DESCRIPTION OF BUSINESS

Lane, Berry & Co. International, LLC (the "Company") was organized under the laws of the Commonwealth of Massachusetts on December 17, 2001. Under this form of organization, the member's liability for the debts of the Company is limited. The Company is a wholly owned subsidiary of Lane Berry Holdings, LLC.

Lane, Berry & Co. International, LLC is registered as a broker-dealer under the Securities and Exchange Act of 1934 ("Act") and is a non-clearing member of the National Association of Securities Dealers, Inc. The Company does not carry customer accounts and is accordingly exempt from the Act's rule 15c3-3 (the Customer Protection Rule) pursuant to provision k(2)(i) of that rule.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company maintains cash and cash equivalents in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts, when required. On a periodic basis, the Company evaluates its accounts receivable for collectibility, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. At December 31, 2006, an allowance for $25 was reserved on one outstanding accounts receivable.

Prepaid Expense and Deposits

Prepaid expenses and deposits are amounts paid for goods and services that will be received in future periods.

Securities Owned

Marketable securities owned are valued at market value and securities owned not readily marketable are valued at fair value as determined by management.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Property and Equipment

Land, building and equipment are recorded at cost. Depreciation and amortization are provided over the estimated useful lives of the respective assets on a straight-line basis as follows:

Description	Years
Computer hardware and software	3
Furniture and fixtures	5
Leasehold improvements and capital leases	Lesser of the term of the lease or estimated useful life

Expenditures for major improvements are capitalized, while expenditures for maintenance and repairs are expensed as incurred.

Income Taxes

The Company is considered a partnership for U.S. federal and state income tax purposes and taxable income or loss is reportable by its member on their individual income tax returns. Accordingly, no provision or benefit from income taxes has been included in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United Sates of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Liquidity

The Company incurs significant costs to operate its business. As such, the Company expects to incur a cash deficit beyond its available cash on hand as of December 31, 2006. The company has raised $2,000 from a related party to fund this expected deficit (see Note J). The Company also believes it can secure additional funding as necessary.

(Dollars in thousands, except for Schedule I)

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following at December 31, 2006:

Computer equipment	$ 495
Furniture and fixtures	643
Leasehold improvements	3,382
	4,520
Accumulated depreciation	(330)
	$4,191

NOTE D - SECURITIES OWNED

During 2006 the Company entered into a binding agreement for services rendered in which it is guaranteed to receive, in December 2008, 18,488 shares in a public company currently traded on the NASDAQ. The market value of the shares at December 31, 2006 was $740 but is subject to market fluctuation. As stipulated in the binding agreement, in no event will the Company receive less than $450 in value. If the shares decline in value so as the 18,488 shares are worth less than $450 at the time of delivery, the counterparty to the agreement will deliver to the Company additional cash or shares to confer $450 in value in 2008. The Company has valued this position at $450 at December 31, 2006.

NOTE E - RETIREMENT PLAN

The Company sponsors a 401(k) Plan, which covers substantially all employees. Under the terms of the Plan, the Company's contribution is discretionary. No such contributions were made in 2006.

NOTE F - RELATED PARTY TRANSACTIONS

Lane Berry Holdings, LLC, the Company's parent, entered into two new lease obligations for office space. Effective March 6, 2006, Lane Berry Holdings entered into an eight-year sublease in New York and, effective March 13, 2006, entered into a ten-year lease agreement in Boston. Lane Berry Holdings allocates its lease payment obligations to its two operating companies, Lane, Berry & Co. International, LLC (the Company) and LB Private Equity, LLC, based upon pro-rata usage.

(Dollars in thousands, except for Schedule I)

NOTE F - RELATED PARTY TRANSACTIONS - Continued

A breakdown of the Company's rental obligations are as follows:

2007	$ 1,561
2008	2,247
2009	2,251
2010	2,247
2011	2,261
Thereafter	7,894
Total	$18,461

Due from parent relates to expenses of the parent company paid by the Company.

NOTE G - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (of $100) and that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 percent. At December 31, 2006, the Company had net capital of $2,307, which was $2,207 in excess of its minimum net capital required of $100.

NOTE H - CONCENTRATIONS

Transaction with four customers accounted for approximately 98% of accounts receivable as of December 31, 2006.

(Dollars in thousands, except for Schedule I)

NOTE I - EQUITY GRANTS

The Company's Parent granted 285,192 shares of Class B-1 Common Non-Voting Units to Company employees in 2006. The Class B-1 Common Non-Voting Units are not subject to expiration but are subject to vesting periods between December 2007 and June 2010 and are subject to forfeiture if the Grantee's employment is terminated prior to vesting. The Class B-1 Common Non-Voting Units forgo distributions attributed to the Outstanding Common Value of all Units outstanding immediately prior to the issuance of Class B-1 Common Non-Voting Units pursuant to Article X of the Parent's Amended & Restated Limited Liability Company Agreement dated March 31, 2005. Compensation expense amounted to approximately $22 which is included in the statement of operations for the year ended December 31, 2006 and is based on awards ultimately expected to vest and reflects an estimate of awards that will be forfeited. The fair value of these units was completed using the Black-Scholes model.

NOTE J - SUBSEQUENT EVENTS

The Parent has made commitments for future grants of 500,000 additional Class B-1 Common interests to employees of the Company during 2007.

A managing member of the parent company made a capital contribution in 2007 for $2,000 to the Parent. The proceeds of this contribution are available for additional capital contribution to the Company if and when needed.


END